May 28, 2019

Carla A. Leibold
Chief Financial Officer and Treasurer
Customers Bancorp, Inc.
1015 Penn Avenue, Suite 103
Wyomissing, PA 19610

       Re: Customers Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K Furnished April 24, 2019
           File No. 001-35542

Dear Ms. Leibold:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies and Basis of Presentation Goodwill and Other Intangible Assets, page 111

1. We note that you determined that there was no evidence of impairment on the balance of goodwill and other intangible assets based on your qualitative assessment for your
      BankMobile segment. We also note however, from your disclosure in Note 22, that your
      BankMobile segment generated net losses and was at a net liabilities position for and as of last three fiscal year-ends. Please provide us your qualitative assessment, including your determination of reporting unit(s), related goodwill balance(s), and all qualitative factors you considered to determine that it is more likely than not that the fair value of each reporting unit was more than its carrying amount.
 Carla A. Leibold
Customers Bancorp, Inc.
May 28, 2019
Page 2
Form 8-K Furnished April 24, 2019

Exhibit 99.1
Q1 2019 Overview
Earnings Summary Unaudited, page 4

2. We note you present the non-GAAP measure, pre-tax, pre-provision core net income, along with similar related metrics (e.g. core ROAA pre-tax, pre-provision and core ROCE pre-tax, pre-provision on pages 18 and 19, respectively). Please revise your future filings to change the name of this non-GAAP measure and related metrics to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at pre-tax, pre-provision "core" net income implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety from this specific measure and related metrics.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Hugh West at 202-551-3872 if you have any questions.



FirstName LastNameCarla A. Leibold                             Sincerely,
Comapany NameCustomers Bancorp, Inc.
                                                               Division of
Corporation Finance
May 28, 2019 Page 2                                            Office of
Financial Services
FirstName LastName